September 17th, 2009

Via FACSIMILE

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant

Re:	Mobieyes Software, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 20, 2009

File No. 333-154610

Mr. Wilson:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Mobieyes Software, Inc. (the “Company”) dated September 1, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the “Registration Statement”).

SEC Letter Dated September 1, 2009

Amendment No. 3 to Form S-1

Accounting Correspondence Request:

Please advise us as to how you intend to address any re-audit requirements no later than September 11th, 2009.

Response:

The Company has engaged a new auditor, Seale and Beers, to re-audit the company. We expect the auditors to complete the re-audit within the next 30 to 45 days.

We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678.467.0122.

Sincerely,

/s/ Kevin Miller

Kevin Miller

Chief Executive Officer

Enclosure